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April 7, 2006

VIA EDGAR

Mr. Michael L. Kosoff
Staff Attorney--Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-4644

Re: Post-Effective Amendment No. 5 to the Registration Statement on Form S-6
    for Hartford Life Insurance Company Separate Account Twelve (File No. 333-114404)

Dear Mr. Kosoff:

Enclosed is one copy of Post-Effective Amendment No. 5 to the above-referenced registration statement on Form S-6 (the "Registration Statement") that was filed with the Securities and Exchange Commission on April 7, 2006 by Hartford Life Insurance Company ("Hartford"). In addition to the unmarked copy, Hartford has included one copy of the Registration Statement's prospectus, redlined to show the changes from the prospectus in the Post-Effective Registration Statement filed by Hartford on February 13, 2006. Page numbers below refer to the redlined copy of the Registration Statement prospectus. Capitalized terms used and not otherwise defined are consistent with the defined terms set forth in the applicable Registration Statement's prospectus.

The purpose of Post-Effective Amendment No. 5 is to respond to Staff comments provided to Hartford by phone on March 30, 2006 with respect to Post-Effective Amendment No. 4. Hartford's responses incorporating the Staff's comments are discussed below.

   1. The cancellation of a transfer request is not counted for purposes of calculating the number of transfers under the 20 Transfer Rule.

   2. Disclosure has been added under the sub-section entitled "The 20 Transfer Rule" on page 18 in order to clarify that the requirement to cancel an order via U.S. Mail or overnight delivery service only applies once 20 transfers have been made during the calendar year.

   3. Disclosure on page 18 stating "Based on this information, your plan sponsor may restrict, suspend or terminate Participant's Sub-Account transfer privileges" has been bolded.

   4. Disclosure regarding the fact that Hartford may not be able to apply the 20 Transfer Rule has been moved to the second paragraph under the sub-section entitled "Some Other Established Exceptions."

   5. You asked for additional disclosure regarding the fact that a plan sponsor may have discretion over whom to restrict and that the result may be that some market timing may be allowed to proceed while others are not. The current disclosure states that, under certain circumstances, Hartford may be unable to apply the 20 Transfer Rule and may not be able to apply any restriction on transfers. This disclosure already discloses the risk that, under certain circumstances, frequent transfer activity may occur because of Hartford's inability to enforce the 20 Transfer Rule. Additional disclosure regarding a plan sponsor's ability to exercise discretion over whether to restrict (or who to restrict) does not disclose a risk that is not already conveyed in the current disclosure. In addition, such a level of detail may overly complicate the existing disclosure. Therefore, Hartford has not added disclosure in response to this comment.

Hartford believes that it has been fully responsive to the Staff's comments, that the responses do not raise additional issues for the Staff's consideration and that, other than the changes discussed above, no material changes have been made in the Post-Effective Amendment.



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We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statement filed on Form S-6 on April 7, 2006.

We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8336, or Chris Grinnell at (860) 843-5445.

Very truly yours,

/s/ Shane Daly

Shane Daly
Counsel